UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the nine-month period ended September 30, 2011

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of a Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed consolidated financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiaries, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R.L. de C.V. (“Alestra Telecomunicaciones Inalámbricas”), as of September 30, 2011 and for the nine-month period ended September 30, 2010 and 2011.

Mexican Financial Reporting Standards (“Mexican FRS”) requires that financial information starting from January 1, 2008 be presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiaries, Servicios Alestra and Alestra Telecomunicaciones Inalámbricas.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us as well as the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico and the United States, and any significant economic or political developments in those countries;

•	the competitive nature of providing long distance, data, internet and local services;

•	changes in our regulatory environment, particularly changes in the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they become due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 and the notes thereto contained elsewhere herein.

Nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010

Revenues

Our revenues consist of:

•	fixed charges to customers for our data and internet services, which are billed mainly in Pesos;

•	fixed and variable charges to customers for managed services, IT consulting, hosting internet and IT related services, which are mainly billed in Pesos;

•	fixed and variable charges to customers for our local services, which are billed in Pesos;

•	charges to customers for long distance calls, which are billed in Pesos; and

•

charges to foreign carriers for termination of incoming international telephone calls, which are billed in U.S. dollars. Our revenues depend on the number of subscribers, volume of traffic, rates charged by us to our customers and settlement rates agreed with foreign carriers.

Total revenue during the nine-month period ended September 30, 2011 was Ps. 3,511.3 million, a 3.3%, or Ps. 114.8 million, increase from the Ps. 3,396.4 million for nine-month period ended September 30, 2010. This increase was primarily the result of an increase in our data, internet and local services revenues.

Data, Internet and Local Services. During the nine-month period ended September 30, 2011, data, internet and local service revenues reached Ps. 2,792.6 million, a 8.8%, or Ps. 225.8 million, increase from Ps. 2,566.8 million for the nine-month period ended September 30, 2010. The increase in data, internet and local services revenues was primarily due to an increase in revenues from internet-related services, such as virtual private network (“VPN”), Ethernet, and managed services. Our data, internet and local services represented 79.5% of our total revenues during the nine-month period ended September 30, 2011, compared to 75.6% during the nine-month period ended September 30, 2010.

Long Distance Services. Revenues from our long distance services for the nine-month period ended September 30, 2011 decreased 13.4% or Ps. 110.9 million, to Ps. 718.7 million from Ps. 829.7 million for the nine-month period ended September 30, 2010. The decrease in long distance revenues was primarily due to lower traffic which decreased 21.6%, to 1,025 million minutes in the nine-month period ended September 30, 2011 from 1,308 million minutes for the nine-month period ended September 30, 2010. The decrease in volume is attributable to less low-margin international long distance inbound traffic as a result of our strategy of not carrying unprofitable traffic. As a percentage of total revenues, long distance services revenues represented 20.5% of our total revenues during the nine-month period ended September 30, 2011, compared to 24.4% during the nine-month period ended September 30, 2010.

Cost of services (excluding depreciation and amortization)

Cost of services consists primarily of:

•	fees for leased lines, typically paid on a per-circuit per-month basis primarily to Teléfonos de México, S.A.B. de C.V. (“Telmex”) and other providers;

•	interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us.

Cost of services decreased 3.1% or Ps. 34.1 million, to Ps. 1,090.3 million for the nine-month period ended September 30, 2011 from Ps. 1,124.4 million for the nine-month period ended September 30, 2010. The reduction in cost of services was primarily due to lower traffic in long distance services.

Data, Internet and Local Services. Cost of data, internet and local services increased 11.5%, or Ps. 71.8 million, to Ps. 694.5 million for the nine-month period ended September 30, 2011 from Ps. 622.7 million for the nine-month period ended September 30, 2010. This increase was primarily due to the growth in the volume of internet-related services provided, such as VPN, Ethernet and managed services.

Long Distance Services. Cost of long distance services decreased 21.1%, or Ps. 106.1 million, to Ps. 395.7 million for the nine-month period ended September 30, 2011 from Ps. 501.8 million for the nine-month period ended September 30, 2010. This decrease in cost of long distance services was due to lower interconnection costs resulting from a decrease in the volume of international long distance traffic.

Gross profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non-GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful in facilitating comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expenses. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with Mexican FRS, as an indication of our financial performance), or an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit increased 6.6%, to Ps. 2,421.0 million for the nine-month period ended September 30, 2011 from Ps. 2,272.0 million for the nine-month period ended September 30, 2010. Our gross profit increased primarily due to the increase in data, internet and local services gross profit, partially offset by a decrease in long distance services gross profit due to lower volume in traffic.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 7.9%, or Ps. 154 million, to Ps. 2,098.1 million for the nine-month period ended September 30, 2011 from Ps. 1,944.1 million for the nine-month period ended September 30, 2010. This increase was primarily due to the 8.8% growth in data, internet and local services revenues.

Long Distance Services. Our long distance gross profit decreased 1.5%, or Ps. 4.9 million, to Ps. 323.0 million for the nine-month period ended September 30, 2011 from Ps. 327.9 million for the nine-month period ended September 30, 2010. This decrease was primarily due to the 13.4% decrease in long distance services revenue.

Our gross margin, defined as gross profit as a percentage of total revenues, was 68.9% for the nine-month period ended September 30, 2011 as compared to 66.9% for the nine-month period ended September 30, 2010.

A reconciliation of our operating income to gross profit is provided below as of September 30, 2010 and 2011:

	Nine-month period ended September 30
	(in millions of nominal Pesos)
	2010	2011
Gross Profit	2,272.0	2,421.0
Administration, selling and other operating expenses	(1,181.6)	(1,221.1)
Depreciation and Amortization	(645.6)	(625.5)

Operating Income	444.8	574.4

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 3.3%, or Ps. 39.5 million, to Ps. 1,221.1 million for the nine-month period ended September 30, 2011 from Ps. 1,181.6 million for the nine-month period ended September 30, 2010, primarily as a result of higher employee benefits expenses. For the nine-month period ended September 30, 2011, administration, selling and other operating expenses represented 34.8% of total revenues, same as the nine-month period ended September 30, 2010.

Depreciation and amortization

Depreciation and amortization amounted to Ps. 625.5 million for the nine-month period ended September 30, 2011, compared to Ps. 645.6 million for the nine-month period ended September 30, 2010. This decrease is attributable to the end of the depreciation period in January 2011 of the digital switches (5ESS) acquired in 1997 as a part of our initial infrastructure to provide long distance services.

Operating income

Operating income increased 29.1%, or Ps. 129.6 million, to Ps. 574.4 million in the nine-month period ended September 30, 2011 from Ps. 444.8 million for the nine-month period ended September 30, 2010. This increase was primarily due to a Ps. 149.0 million increase in gross profit coupled with lower depreciation and amortization.

Comprehensive financial result

During the nine-month period ended September 30, 2011, our comprehensive financial loss was Ps. 470.0 million compared to a Ps. 144.2 million loss for the nine-month period ended September 30, 2010. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30,
	(in millions of nominal Pesos)
	2010	2011
Interest expense	(286.2)	(253.7)
Interest income	6.9	5.8
Exchange gain (losses), net	134.3	(215.0)
Effect of derivative financial instruments	0.8	(7.1)

Comprehensive financial result, net	(144.2)	(470.0)

Our interest expense decreased 11.4%, or Ps. 32.5, to Ps. 253.7 million for the nine-month period ended September 30, 2011 from Ps. 286.2 million for the nine-month period ended September 30, 2010. This decrease was mainly due to a decrease in total debt outstanding during the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010, coupled with the fluctuation in exchange rates, since our debt is U.S. dollar denominated.

Interest income amounted to Ps. 5.8 million for the nine-month period ended September 30, 2011 compared to Ps. 6.9 million for the nine-month period ended September 30, 2010. This decrease is mainly due to lower average interest rates for the nine-month period ended September 30, 2011, as compared to the nine-month period ended September 30, 2010.

Exchange loss for the nine-month period ended September 30, 2011 was Ps. 215.0 million compared to an exchange gain of Ps. 134.3 million for the nine-month period ended September 30, 2010. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets during the nine-month period ended September 30, 2011 and 2010. We recorded a foreign exchange loss during the nine-month period ended September 30, 2011 as a result of a 8.6% depreciation of the Peso against the U.S. dollar, while during the nine-month period ended September 30, 2010 the Peso appreciated 4.3% against the U.S. dollar.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In past years, we have considered alternatives to manage this risk, including the use of hedging instruments, in order to minimize the impact on our cash flow due to exchange rate fluctuations of the Peso to U.S. dollar. In October 2010, we entered into a currency hedge to minimize the effects of the Peso to U.S. dollar exchange rate fluctuation. We sought to hedge the interest payment of our senior notes due 2014 through two foreign exchange forward contracts. Each of these forward contracts was in an amount of U.S.$11.75 million at an exchange rate of Ps. 12.463 per U.S.$1.00 and Ps. 12.611 per U.S.$1.00 in February 2011 and August 2011, respectively. The effect of the forward contracts that matured in February 2011 and August 2011 was negative, and for the nine-month period ended September 30, 2011 they derived in a loss of Ps. 7.8 million. In addition, we have a U.S. dollar-denominated lease contract in which the dollar currency embedded in the host lease contract is considered an embedded derivative for accounting purposes. For the nine-month period ended September 30, 2011, the effect of this embedded derivative was positive and derived in a profit of Ps. 0.7 million. This contract is evaluated on a monthly basis.

Other Expense, Net

Other expense, net increased Ps. 23.8 million, to Ps. 39.6 million in the nine-month period ended September 30, 2011 from Ps. 15.8 million during the nine-month period ended September 30, 2010. This increase was primarily due to the disposal of telecommunications equipment that were replaced for updated technology in the nine-month period ended September 30, 2011.

Income and IETU

We and our subsidiaries, Servicios Alestra and Alestra Telecomunicaciones Inalámbricas, are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. For the nine-month period ended September 30, 2011, we recorded an income tax provision using an income tax effective rate of 16.7%, mainly as a result of a benefit in fixed assets adjusted inflation effects, compared to an income tax effective rate of 2.3% for the nine-month period ended September 30, 2010, mainly due to an amortized tax loss carry-forwards previously reserved. For the nine-month period ended September 30, 2011, our income tax was higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

Based on financial and tax projections, we have determined that we will continue to pay regularly income tax in the foreseeable future. As a result, we did not record any deferred IETU taxes as of September 30, 2011 and 2010.

Net Income

During the nine-month period ended September 30, 2011, we recorded a net income of Ps. 54.3 million compared to a net income of Ps. 278.3 million during the nine-month period ended September 30, 2010. This decrease is primarily explained by an exchange loss of Ps. 215.0 million during the nine-month period ended September 30, 2011 when compared to an exchange gain of Ps. 134.3 million during the nine-month period ended September 30, 2010; partially offset by an increase in operating income of Ps. 129.5 million.

Current Liquidity

As of September 30, 2011, December 31, 2010 and September 30, 2010, we had Ps. 291.6 million, Ps. 486.2 million and Ps. 469.3 million, respectively, of unrestricted cash available. The reduction in cash balance during the first nine-months of 2011 is mainly explained by US$ 25.7 million debt payment, dividends paid in an amount of US$ 19.0 million and US$10.0 million corporate services fee payment, which were funded by internally generated funds, and US$20 million proceeds from the sale of telecommunications nodes and customer equipment to AT&T Global Network Services Mexico, S. de R.L de C.V (“AGNS México”) on July 12, 2011.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major U.S. and Mexican banks, and corporations with high credit ratings. As of September 30, 2011, we had cash of Ps. 41.4 million and temporary investments of Ps. 250.2 million, of which Ps. 242.0 million were in Peso-denominated instruments and Ps. 49.6 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of September 30, 2011, December 31, 2010 and September 30, 2010, our ratio of current assets to current liabilities was 1.09x, 0.97x and 0.98x, respectively.

	As of September 30, 2011		As of December 31, 2010		As of September 30 2010
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps.	291.6	Ps.	486.2	Ps.	469.3
Current ratios (times)		1.09x		0.97x		0.98x

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee to guarantee the payment of interconnection services. As of September 30, 2011, the trust balance was Ps. 404.8 million, registered as cash and cash equivalents in our financial statements.

Capital expenditures during the nine-month period ended September 30, 2011 amounted to Ps. 514.1 million, compared to Ps. 536.3 million invested in the nine-month period ended September 30, 2010. Our capital expenditure program includes investments to provide last mile access to connect customers to our network, deploy new services to customers, increase data center capacity, and to expand Alestra’s network. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of September 30, 2011, December 31, 2010 and September 30, 2010, our total debt amounted to US$ 216.9 million, US$ 242.6 million and US$ 247.0 million, respectively. Total debt as of September 30, 2011 includes:

•	11.750% senior unsecured notes due 2014 in an amount of US$ 200.0 million;

•	a bank facility in an amount of US$ 10.0 million; and

•	vendor facilities in an aggregate amount of US$ 6.9 million.

As of September 30, 2011, we had outstanding US$ 200.0 million aggregate principal amount of our 11.750% senior notes due 2014 (the “senior notes”), which pay interest semiannually in cash in arrears on February 11 and August 11. The principal amortization is payable at maturity on August 11, 2014.

On September 27, 2010, we signed a committed revolving facility and a term loan agreement with Comerica Bank for US$ 20.0 million and US$ 10 million, respectively (together, the “Comerica Bank credit facility”). The committed revolving facility bears interest at a three-month adjusted LIBOR rate plus 3.50%, payable on a quarterly basis, and is effective until December 31, 2012. As of September 30, 2011, the committed revolving facility remained unused. The term loan bears interest at a three-month adjusted LIBOR rate plus 3.75%, payable on a quarterly basis. The principal is payable in four equal installments in March 2012, June 2012, September 2012 and December 2012.

As of September 30, 2011, we had a vendor facility with an outstanding balance of US$ 3.5 million with Cisco Systems Capital Corporation (“Cisco”), which pays principal and interest on a monthly basis. This loan matures on July 6, 2013.

As of September 30, 2011, we had a vendor facility with an outstanding balance of US$ 1.9 million with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), which pays principal and interest on a monthly basis. This loan matures on February 28, 2014.

As of September 30, 2011, we had a vendor facility with an outstanding balance of US$ 1.5 million with Huawei Technologies de México, S.A de C.V, which pays principal and interest on a quarterly basis and matures in December 2012.

The senior notes and Comerica Bank credit facility contain customary covenants with which, as of September 30, 2011, we are in full compliance.

Relevant Events

AT&T Transactions

On July 12, 2011, Alfa terminated the joint venture agreement entered into between AT&T Telecom México, Inc. (“AT&T México”), Alfa and us, as amended on November 30, 2005, and the equity purchase agreement entered into between AT&T Corp. (“AT&T”), AT&T México, Alfa and us on April 14, 2011 and completed the acquisition of AT&T México’s 49% equity interest in us after receiving approval from regulatory authorities in Mexico. Following the closing of these transactions, which were originally announced in April 2011, Alfa is now the sole shareholder of Alestra.

In addition, on July 12, 2011, the Company entered into the nodes purchase agreement with AT&T, AGNS México and Alfa, pursuant to which AGNS México purchased from us the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement”). The total amount of the transaction was US$ 20.0 million.

On July 12, 2011, we entered into an Equipment Lease Agreement with AGNS México pursuant to which we leased from AGNS México the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. On October 1, 2011, AT&T and Alestra early terminated the Equipment Lease Agreement and the

AT&T Global Network Cooperation Agreement, the agreement which granted us the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico, and executed several commercial agreements pursuant to which we will provide certain telecommunication services to AGNS México. As of October 1, 2011, we ceased to provide AT&T Global Services in Mexico and we ceased to use AT&T’s intellectual property, including the AT&T brand name.

Corporate Services Fee

On July 14, 2011, we paid US$10.0 million to Alfa as consideration for corporate services provided by Alfa to us, including advice in tax, finance, treasury, human resources and legal services.

Dividends

On July 6, 2011 and July 8, 2011, we paid a US$10.0 million dividend, the pending installment of a US$15.0 million dividend declared in a shareholders meeting held on December 21, 2009. In addition, in a general ordinary meeting held on July 19, 2011 the shareholders declared and we paid a dividend of US$9.0 million.

IFRS

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange are required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Mexican Companies that not are listed on a Mexican securities exchange may voluntarily report using IFRS.

We will adopt IFRS starting in January 2012. Segments and services to be presented under the IFRS rules are under evaluation in order to cover our operational needs.

Subsequent Events

As of October 1, 2011, Alestra ceased to be the provider of AGN Services to customers in Mexico, and AGNS México started providing these services directly. See—Relevant Events—AT&T Transactions. As a result, the estimated impact in our marginal contribution for the year ended December 31, 2011 is US$3.6 million.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2011 and for the nine months ended September 30, 2010 and 2011

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	December 31, 2010		Unaudited September 30, 2011
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	864,431	Ps	696,400
Trade receivables, net of allowance for doubtful accounts of Ps 39,351 in December 31, 2010 and Ps 47,073 in September 30, 2011		493,030		683,544
Due from affiliates and other related parties		7,974		48,148
Other receivables		104,924		88,912
Prepaid expenses		41,213		71,005
Other current assets		28,397		118,202

Total current assets		1,539,969		1,706,211
NON CURRENT ASSETS:
Property and equipment, net (Note 3)		5,077,968		4,725,954
Deferred charges and other assets, net		276,189		245,655
Deferred income tax (Note 7)		198,853		259,442
Long term due from affiliates and other relates parties		—		68,756
Prepaid expenses		49,210		39,144

Total non current assets		5,602,220		5,338,951

Total assets	Ps	7,142,189	Ps	7,045,162

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers	Ps	496,646	Ps	618,565
Other suppliers		265,816		148,438
Bank loans and notes payable (Note 4)		216,957		152,108
Due to affiliates and other related parties		9,790		4,495
Dividends payable		123,571		—
Interest payable		118,842		45,514
Other accounts payable and accrued expenses		354,670		597,769

Total current liabilities		1,586,292		1,566,889
LONG-TERM LIABILITIES:
11.750% Senior notes due 2014 (Note 5)		2,471,420		2,684,340
Bank loans and notes payable (Note 4)		309,937		75,325
Employee’s benefits		106,746		101,382

Total liabilities		4,474,395		4,427,936

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		1,272,865		1,222,298

Total shareholders’ equity of Alestra		2,667,836		2,617,269
Non controlling interest		(42)		(43)

Total stockholders’ equity		2,667,794		2,617,226

CONTINGENCIES AND COMMITMENTS (Note 8)

Total liabilities and stockholders’ equity	Ps	7,142,189	Ps	7,045,162

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended September 30				Nine months ended September 30,
	2010		2011		2010		2011
REVENUES
Long distance services	Ps	273,041	Ps	234,376	Ps	829,652	Ps	718,718
Data, internet and local services		880,566		974,283		2,566,798		2,792,574

		1,153,607		1,208,659		3,396,450		3,511,292

OPERATING EXPENSES:
Cost of services (excluding depreciation and amortization):
Long distance services		(162,459)		(131,545)		(501,746)		(395,727)
Data, internet and local services		(209,391)		(244,880)		(622,656)		(694,545)

		(371,850)		(376,425)		(1,124,402)		(1,090,272)

Gross profit		781,757		832,234		2,272,048		2,421,020
Administration, selling and other operating expenses		(397,440)		(419,831)		(1,181,603)		(1,221,102)
Depreciation and amortization		(219,890)		(203,412)		(645,577)		(625,555)

Operating income		164,427		208,991		444,868		574,363

OTHER EXPENSE, NET		(7,289)		(15,767)		(15,841)		(39,612)

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(94,064)		(87,497)		(286,206)		(253,681)
Interest income		3,725		2,596		6,891		5,827
Exchange gain (loss)		34,639		(339,454)		134,255		(214,972)
Gain (loss) on derivative financial instruments		247		(2,674)		852		(7,147)

		(55,453)		(427,029)		(144,208)		(469,973)

Gain before the following provisions for income tax		(101,685)		(233,805)		284,819		64,778
Consolidated Income tax		(10,582)		56,664		(6,518)		(10,466)

Consolidated net income (loss)	Ps	91,103	(Ps	177,141)	Ps	278,301	Ps	54,312

Net loss attributable to non controlling interest		(1)		(1)		(1)		(1)

Net income (loss) attributable to total stockholders of Alestra	Ps	91,102	(Ps	171,140)	Ps	278,300	Ps	54,311

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

				Accumulated (deficit) income
	Capital stock			Accumulated Inflation effects		Effects of derivative financial		Retained		Stockholder equity of		Non controlling		Total Stockholders’
	Fixed		Variable	on Capital Stock		instruments		earnings		Alestra		interest		Equity

Balance at January 1, 2010	Ps	300	Ps1,181,046	Ps	213,625	Ps	—	Ps	918,749	Ps	2,313,720	Ps	1	Ps	2,313,721
Changes in 2010:
Net income									278,300		278,300		—		278,300
Other									(4,242)		(4,242)		—		(4,242)

Comprehensive income		—	—		—		—		274,058		274,058		—		274,058

Balance at September, 30, 2010	Ps	300	Ps1,181,046	Ps	213,625	Ps	—	Ps	1,192,807	Ps	1,192,807	Ps	1	Ps	2,587,779

Balance at January 1, 2011		300	1,181,046		213,625		(829)		1,273,694		2,667,836		(42)		2,667,794
Changes in 2011:
Net income									54,312		54,312		(1)		54,311
Effect of derivative financial instruments							829				829				829

Comprehensive income							829		54,312		55,141		(1)		55,140

Dividends declared									(105,708)		(105,708)		—		(105,708)

Balance at September 30, 2011	Ps	300	Ps1,181,046	Ps	213,625	Ps	—	Ps	1,222,298	Ps	2,617,269	(Ps	43)	Ps	2,617,226

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Nine months ended September 30,
	2010		2011
Operation activities:
Income before income tax	Ps	284,819		64,778
Items relating to investing activities:
Depreciation and amortization		645,577		625,555
Cost related to seniority premiums and pension plans		14,100		12,263
Interest income		(6,891)		(5,827)
Derivative financial instruments		(852)		7,147
Gain on sale of fixed assets		944		904
Items relating to financing activities:
Interest expense		286,206		253,681
Exchange (loss) gain		(134,255)		214,972
Disposal of fixed assets		—		22,208
Other, net		514		5,253

Subtotal		1,090,162		1,200,934
Decrease in accounts receivable and other current assets		(133,873)		(331,135)
Increase in suppliers, accounts payable and other current liabilities		176,147		179,547
Payments relating to settlements of derivative financial instruments				(7,799)
Income tax paid		(84,196)		(166,225)

Operating activities net cash flows		1,048,240		875,322

Investing activities:
Interest received		6,425		6,235
Acquisition of property and equipment		(448,441)		(221,306)
Acquisition of deferred charges and other assets		(61,885)		—

Investing activities		(503,901)		(215,071)

Excess in cash to be applied in financing activities net cash flows		544,339		660,251

Financing activities:
Increase in bank loans and notes payable		43,025		—
Dividends paid		—		(221,517)
Interest paid		(370,735)		(303,013)
Payment of debt and bank loans		(30,583)		(304,858)

Financing activities net cash flows		(358,293)		(829,388)

Net cash increasing (decreasing) cash and cash equivalents		186,046		(169,137)
Adjustments to cash flow as a result of changes in exchange rates		407		1,106
Cash, cash equivalents and restricted cash at beginning of year		635,631		864,431

Cash and cash equivalents and restricted cash at year end	Ps	822,084	Ps	696,400

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, S. A. B. de C. V., which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

On July 12, 2011, Alfa and AT&T Telecom México, Inc. (“AT&T”) announced that Alfa had finalized its purchase of AT&T’s 49% stake in the company after receiving approval from regulatory authorities in Mexico. Following the closing of this transaction, which was originally announced in April 2011, Alfa is now the sole shareholder of Alestra.

In addition, on July 12, 2011, the Company entered into the nodes purchase agreement with AT&T, AGNS México and Alfa, pursuant to which AGNS México purchased from Alestra the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement”). The total amount of the transaction was US$ 20.0 million.

On July 12, 2011, the Company entered into an Equipment Lease Agreement with AGNS México pursuant to which Alestra lease from AGNS México the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. The Equipment Lease Agreement is subject to early termination if AT&T acquires the necessary licenses and regulatory approvals to offer, directly and independently from Alestra, AT&T Global Services within Mexico, with AT&T México.

Alestra’s business consists of the installation and operation of a public telecommunications network in Mexico, offering long distance telephone services and data, internet and local services.

Alestra and its subsidiaries Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services required are provided by Servicios Alestra.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with Financial Reporting Standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”).

The unaudited condensed consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency) denoted by the symbol “Ps.”. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS.

The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of December 31, 2010.

The unaudited condensed consolidated financial statements include those of Alestra and its subsidiaries, Servicios Alestra and ATI, of which Alestra holds 99% and 91% of their capital stock, respectively. All significant balances and transactions have been eliminated.

b.	Estimates

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts, deferred income tax, provisions and employees benefits.

c.	Recognition of the effects of inflation

The provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not considered an inflationary environment, since there has been a cumulative inflation below 26% in the last three years (which is the established limit to define an economy as inflationary). Therefore, as of January 1, 2008, the Company was required to discontinue the recognition of the inflation effects in the financial information. Consequently, the financial statements as of March 31, 2010 and 2011 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

d.	New Financial Reporting Standards

During December 2010 and 2009, the CINIF issued a series of Mexican FRS, which became effective as of January 1, 2011.

Mexican FRS B-5 “Financial Information by Segments”. It establishes the general standards to disclose financial information by segments. Additionally, it allows the users of such information to analyze the entity from the same point of view as management do and requires to present financial information by segment consistently with its financial statements. With this standard, Bulletin B-5 “Financial Information by Segment” will be effective up to December 31, 2010. The Company is in the process of analyzing the impact that the issuing of this standard may have on the consolidated financial statements.

Mexican FRS B-9 “Financial Information at Interim Dates”. It establishes the guidance for the determination and presentation of financial information at interim dates which, among other things requires the presentation of the statement of changes in stockholders’ equity and of cash flows which were not required by former Bulletin B-9 “Financial Information at interim dates” (effective up to December 31, 2010). According to the position of the company, the adoption of this Mexican FRS and interpretation did not have any significant impact on the financial information presented.

Mexican FRS C-4 “Inventory”. Of retrospective application and establishes the particular standards of valuation, presentation and disclosure for the initial and subsequent recognition of inventory. Additionally it removes the direct cost method as an allowed valuation system and the inventory cost allocation formula denominated as Last In First Out (LIFO). With this standard, Bulletin C-4 “Inventory” remains effective up to December 31, 2010. According to the position of the company, the adoption of this Mexican FRS and interpretation did not have any significant impact on the financial information presented.

Mexican FRS C-5 “Advanced payments”. Requires retrospective application and establishes, among other things, the particular standards of valuation, presentation and disclosure related to advanced payments line item. It also establishes that advanced payments for the purchase of inventory, real estate, machinery and equipment should be presented in the advanced payments line item and not in inventory or property, machinery and equipment as previously required. Additionally it establishes that advanced payments related to the acquisition of goods should be presented in the balance sheet in attention to the intended item classification, either in current or non-current assets. With this standard, Bulletin C-5 “Advanced payments” remains effective up to December 31, 2010. According to the position of the Company, the adoption of this Mexican FRS and interpretation did not have any significant impact on the financial information presented.

Mexican FRS C-6 “Property, plant and equipment”. Requires prospective application (except on disclosure aspects), and establishes, among other things, the particular standards of valuation, presentation and disclosure related to property, plant and equipment. It also establishes: a) that property, plant and equipment used to develop or maintain biological and extractive industries assets be under its scope, and b) the mandatory depreciation of representative components of property, plant and equipment, as opposed to depreciating the remaining asset as a single component. This Mexican FRS became effective as of January 1, 2011, with exception of the changes arising from the segregation of its components and which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning January 1, 2012. With this standard, Bulletin C-6 “Property, plant and equipment” remains effective up to December 31, 2010. According to the position of the Company, the adoption of this Mexican FRS and interpretation did not have any significant impact on the financial information presented.

Mexican FRS C-18 “Liabilities associated to assets retirement and environmental restoration”. Requires retrospective application and establishes, among other things, the particular standards for initial and subsequent recognition of a provision relative to liabilities associated to property, plant and equipment component retirements as well as the requirements to be considered for valuation of a liability associated to a component retirement and the disclosures that should be presented by an entity when it has a liability associated to a component retirement. According to the position of the company, the adoption of this Mexican FRS and interpretation did not have any significant impact on the financial information presented.

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2010 and September 30, 2011, property and equipment net, consists of the following:

	2010		2011
Buildings	Ps	224,817	Ps	236,057
Furniture, fixtures and other		233,114		225,719
Hardware equipment		354,437		364,050
Transportation equipment		33,044		31,388
Telephone network		10,243,017		10,160,556
Leasehold improvements		67,583		70,725
Billing and customer care software		562,253		562,253

		11,718,265		11,650,748
Accumulated depreciation and amortization		(7,101,556)		(7,387,857)

		4,616,709		4,262,891
Land		165,039		165,039
Constructions in progress		296,220		298,024

Total	Ps	5,077,968	Ps	4,725,954

Amortization of billing and customer care software charged to income amounted to Ps5,129 and Ps4,083 for the periods ended September 30, 2010 and 2011, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above, was Ps575,890 and Ps551,112 for the periods ended September 30, 2010 and 2011, respectively.

The Company has recorded a disposal of telecommunications equipment that were replaced for updated technology for Ps 22 million recognized in the statement of income as other expenses, net.

4. BANK LOANS AND NOTES PAYABLE

As of December 31, 2010 and September 30, 2011, bank loans, notes payable and capital leases consist of the following:

	2010		2011
Bank loan obtained from Comerica Bank for an amount of US$10 million (1)	Ps	123,571	Ps	134,217
Promissory notes to Cisco Systems Capital Corporation for an amount of US$37.2 million (2)		238,243		47,664
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$18.8 million. (3)		136,282		26,003
Promissory notes to Huawei Tecnologies de México, S. A. de C. V. for an amount of US$3.5 million. (4)		28,798		19,549

		526,894		227,443
Current portion of bank loans, notes payable and capital leases		(216,957)		(152,108)

Long term debt	Ps	309,937	Ps	75,325

(1)	On September 27, 2010 the Company signed a new loan agreement with Comerica Bank (“Comerica”) for US$10 million bearing interest at 3-month adjusted LIBOR rate plus 3.75%. Interest are payable quarterly and principal is payable in four equal installments of US$2.5 million in March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012. This loan agreement contains various covenants which, as of September 30, 2011, and the date of the issuance of the financial statements, the Company is in full compliance.
(2)	The Company issued ten promissory notes for a total amount of US$37.2 million to acquire goods with its supplier Cisco Systems Capital Corporation. Each note has a maturity of 36 months at an annual interest rates between 5.15% and 5.67%. However, as of May 30, 2011, 9 promissory notes were paid in full, the remaining balance amount US$3.5 million with a maturity on July 6, 2013, bearing interest at an annual interest rate of 5.15%.
(3)	From October 1, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$18.8 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 5.21% and 7.082%. However, as of June 14, 2011, 9 promissory notes were paid in full, the remaining balance amount US$1.9 million with a maturity on February 28, 2014, bearing interest at an annual interest rate of 5.21%.
(4)	On January 1st, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of US$3.5 million. The payments will be made quarterly at an annual interest rate of 5.50%. As of September 30, 2011, the amount outstanding was US$1.4 million.

5. SENIOR NOTES

On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due June 2010 (“8% Senior Notes”).

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps66,166 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps19,229 at December 31, 2009, were charged to income for the year and are presented in the statement of operations as other income (expense).

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest. In addition, prior to or on August 11, 2012, the Company may redeem up to 35% of the original principal amount of the 11.750% Senior Notes with the net proceeds from certain equity offerings by the Company, at a price of 111.75% of the aggregate principal amount thereof, plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of September 30, 2010 and 2011 the Company is in compliance with all required covenants.

6. EMPLOYEES’ BENEFITS

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pension Plan September 30,				Seniority Premium September 30,				Indemnities September 30,				Other retirement benefits September 30,				Total September 30
	2010		2011		2010		2011		2010		2011		2010		2011		2010		2011
Net cost of the period:
Labor cost of the current service	Ps	1,714	Ps	1,385	Ps	125	Ps	136	Ps	2,454	Ps	2,547	Ps	17	Ps	70	Ps	4,310	Ps	4,138
Financial cost		4,893		3,604		114		107		2,494		2,108		58		214		7,559		6,033
Net actuarial earning or loss		115		—		106		88		1,303		—		—		185		1,524		273
Labor cost of past service		(494)		(480)		32		32		2,267		2,267				—		1,805		1,819

Total	Ps	6,228	Ps	4,509	Ps	377	Ps	363	Ps	8,518	Ps	6,922	Ps	75	Ps	469	Ps	15,198	Ps	12,263

7. INCOME TAX

The reconciliation between the statutory and effective income tax rates is shown below:

	Nine months ended September 30,
	2010		2011
Income before income tax	Ps	284,819	Ps	64,778
Statutory tax rate		30%		30%

Income tax at statutory rate		(85,446)		(19,434)
Add (deduct) effect of income tax on:
Inflationary tax adjustment		(12,243)		(11,069)
Other permanent items:
Tax effect from indexing of non-deductible fixed assets		—		17,425
Others		91,171		(2,422)

Subtotal		(6,518)		(15,500)
Effect in the current income tax provision due to amortization of tax loss carry forwards reserved in prior years				5,034

Total provision of income tax	(Ps	6,518)	(Ps	10,466)

For the nine months ended September 30, 2010, the company recognized its income tax provision using an income tax effective rate of 2% compared to an income tax effective rate of 16% for the nine months ended September 30, 2011.

8. CONTINGENCIES AND COMMITMENTS

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. On July 27, 2010, a civil federal judge decided to acquit Servicios Alestra of any responsibility; however, on August 11, 2010, ABA Seguros and 7-Eleven appealed such resolution. Although the outcome of the appeal has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its finances. In the Company’s opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse affect on its financial position, results of operations or cash flows.

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding fixed interconnection services rates applicable for 2008, 2009, 2010 and 2011. The Company is also in disputes with Radiomóvil Dipsa, S.A de C.V (Telcel) and mobile companies from Grupo Telefonica (Telefonica) regarding mobile interconnection services rates for 2011. As of the date of issuance of these financial statements, management continues its negotiations with Telmex, Telcel and Telefonica and may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse effect on its financial results; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

On September 8, 2009, a trust was created by the Company, Telmex and BBVA Bancomer as a trustee to guarantee the payment of fixed interconnection services on dispute applicable for 2008, 2009 and 2010, As of September 30, 2011, the trust balance was Ps.404.8 million. The trust does not include amounts in dispute for 2011 interconnection rates.

9. SUBSEQUENT EVENT

On October 1, 2011 AT&T and Alestra early terminated the Equipment Lease Agreement and the AT&T Global Network Cooperation Agreement and executed several commercial agreements pursuant to which Alestra will provide certain telecommunication services to AGNS México. From this date the Company ceased to provide AT&T Global Services in Mexico.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: November 23, 2011